                                                      40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2

A.  Exact name of Trust: NUVEEN TAX-FREE UNIT TRUST, SERIES 1001

B.  Name of Depositor:  JOHN NUVEEN & CO. INCORPORATED

C.  Complete address of Depositor's principal executive offices:

                        333 West Wacker Drive
                        Chicago, Illinois 60606

D.  Name and complete address of agents for service:

                        JOHN NUVEEN & CO. INCORPORATED
                        Attn: Gifford R. Zimmerman
                        333 West Wacker Drive
                        Chicago, Illinois 60606

                        CHAPMAN AND CUTLER
                        Attn: Eric F. Fess
                        111 West Monroe Street
                        Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ / immediately upon filing pursuant to paragraph (b)

/ / on May 19, 1998 pursuant to paragraph (b) of rule 485

/ / 60 days after filing pursuant to paragraph (a)

/ / on May 19, 1998 pursuant to paragraph (a) of rule 485 or 486

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F.  Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/ / Check box if it is proposed that this filing will become effective on (date) at
    (time) pursuant to Rule 487.

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THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

                    NUVEEN TAX-FREE UNIT TRUST, SERIES 1001

                             CROSS-REFERENCE SHEET

                    PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933

                (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION 1 AS
                           TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                FORM S-6
ITEM NUMBER                                                HEADING IN PROSPECTUS
          I. ORGANIZATION AND GENERAL INFORMATION
 1.  (a)  Name of trust                                 )  Prospectus Part A -- Cover Page
     (b)  Title of securities issued                    )
 2.  Name and address of Depositor                      )  Information About the Sponsor
 3.  Name and address of Trustee                        )  Information About the Trustee
 4.  Name and address of principal Underwriter          )  Information About the Sponsor
 5.  Organization of trust                              )  What Is The Nuveen Tax-Free Unit Trust?
 6.  Execution and termination of Trust Agreement       )  What Is The Nuveen Tax-Free Unit Trust?
                                                        )  Information About The Trustee
                                                        )  Other Information
 7.  Changes of Name                                    )  *
 8.  Fiscal Year                                        )
 9.  Litigation                                         )

          II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
10.  General Information regarding trust's securities   )  Summary of Portfolios
                                                        )  Why and How are the Bonds Insured?
                                                        )  When Are Distributions Made to Unitholders?
                                                        )  Ownership and Transfer of Units
                                                        )  How Units May Be Redeemed Without Charge?
                                                        )  How Bonds May Be Removed From The Trusts?
                                                        )  Information About the Trustee
                                                        )  Information About the Sponsor
                                                        )  Other Information
                                                        )  What Is The Tax Status of Unitholders?
11.  Type of securities comprising units                )  What Is The Nuveen Tax-Free Unit Trust?
                                                        )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  What Are The Objectives Of The Trusts?
                                                        )  Why and How are the Bonds Insured?
12.  Certain information regarding                      )  *
     periodic payment certificates                      )
13.  (a)  Load, fees, expenses, etc.                    )  Part A -- Essential Information
                                                        )  How Is The Public Offering Price Determined?
                                                        )  Market For Units
                                                        )  What Is Accrued Interest?
                                                        )  What Are Estimated Long Term Return
                                                        )  And Estimated Current Return?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  Summary Of Portfolios
                                                        )  How Detailed Are Reports To Unitholders?
     (b)  Certain information regarding                 )  *
          periodic payment certificates                 )
     (c)  Certain percentages                           )  How Is The Public Offering Price Determined?

                                                        )  Market For Units
                                                        )  What Are Estimated Long Term Return
                                                        )  And Estimated Current Return?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date Of Deposit?
                                                        )  What Is Accrued Interest?
     (d)  Certain other fees, etc. payable by holders   )  How Was The Price Of The Bonds Determined
                                                        )  At The Date Of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
                                                        )  Ownership And Transfer Of Units
     (e)  Certain profits receivable by depositor,      )  Composition Of Trusts
          principal underwriter, trustee or             )
          affiliated persons                            )
                                                        )  How Units May Be Purchased By The Sponsor

     (f)  Ratio of annual charges to income             )  *
14.  Issuance of trust's securities                     )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  Ownership and Transfer of Units
                                                        )  How Units May Be Redeemed Without Charge
15.  Receipt and handling of payments                   )  *
     from purchasers                                    )
16.  Acquisition and Disposition of                     )  What Is The Nuveen Tax-Free Unit Trust?
     Underlying Securities                              )
                                                        )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  Why and How are the Bonds Insured?
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Bonds May Be Removed From The Trusts
                                                        )  Other Information
17.  Withdrawal or redemption                           )  Market For Units
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Units May Be Purchased By The Sponsor
18.  (a)  Receipt and disposition of income             )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
                                                        )  How Detailed Are Reports To Unitholders?
     (b)  Reinvestment of distributions                 )  Accumulation Plan
     (c)  Reserves or special funds                     )  Summary of Portfolios
                                                        )  When Are Distributions Made To Unitholders?
     (d)  Schedule of distributions                     )  *
19.  Records, accounts and reports                      )  When Are Distributions Made To Unitholders?
                                                        )  How Detailed Are Reports To Unitholders?
20.  Certain miscellaneous provisions of                )  Information About the Trustee
     Trust Agreement                                    )
                                                        )  Information About the Sponsor
                                                        )  Other Information
21.  Loans to security holders                          )  *
22.  Limitations on liability                           )  Summary of Portfolios
                                                        )  Composition of Trusts
                                                        )  Information About The Trustee
23.  Bond arrangements                                  )  *
24.  Other material provisions of Trust Agreement.      )  *

          III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
25.  Organization of Depositor                          )  Information About the Sponsor
26.  Fees received by Depositor                         )  *

27.  Business of Depositor                              )  Information About the Sponsor
28.  Certain information as to officials                )  *
     and affiliated persons of Depositor                )
29.  Voting Securities of Depositor                     )  Information About the Sponsor
30.  Persons controlling Depositor                      )
31.  Payments by Depositor for certain                  )
     services rendered to trust                         )
32.  Payments by Depositor for certain                  )  *
     other services rendered to trust                   )
33.  Remuneration of employees of Depositor             )
     for certain services rendered to trust             )
34.  Remuneration of other persons for                  )
     certain services rendered to trust                 )

          IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
35.  Distribution of trust's securities by states       )  *
36.  Suspension of sales of trust's securities          )
37.  Revocation of authority to distribute              )
38.  (a)  Method of distribution                        )
     (b)  Underwriting agreements                       )  How Units of The Trusts Are
                                                        )  Distributed To The Public
     (c)  Selling agreement                             )
39.  (a)  Organization of principal underwriter         )  Information About The Sponsor
     (b)  NASD membership of principal underwriter      )
40.  Certain fees received by principal underwriter     )  *
41.  (a)  Business of principal underwriter             )
     (b)  Branch offices of principal underwriter       )  *
     (c)  Salesmen of principal underwriter             )
42.  Ownership of trust's securities by                 )  *
     certain persons                                    )
43.  Certain brokerage commissions received             )  *
     by principal underwriter                           )
44.  (a)  Method of valuation                           )  Part A -- Essential Information
                                                        )  How Is The Public Offering Price Determined?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
                                                        )  What Are Normal Trust Operating Expenses?
     (b)  Schedule as to offering price                 )  *
     (c)  Variation in offering price to                )  How Is the Public Offering Price
          certain persons                               )  Determined?
                                                        )  What Is Accrued Interest?
                                                        )  How Was The Price Of The Bonds
                                                        )  Determined At The Date of Deposit?
45.  Suspension of redemption rights                    )  *
46.  (a)  Redemption valuation                          )  Unit Value and Evaluation
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Units May Be Purchased By The Sponsor
     (b)  Schedule as to redemption price               )  *
47.  Maintenance of position in underlying              )  How Is the Public Offering Price
     securities                                         )  Determined?
                                                        )  How Units May Be Purchased By The Sponsor

          V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of Trustee             )  Information About The Trustee
49.  Fees and expenses of Trustee                       )  Part A -- Essential Information
                                                        )  What Are Normal Trust Operating Expenses?
50.  Trustee's lien                                     )  What Are Normal Trust Operating Expenses?
                                                        )  When Are Distributions Made To Unitholders?

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
51.  Insurance of holders of trust's securities         )  *

          VII. POLICY OF REGISTRANT
52.  (a)  Provisions of trust agreement with            )  What Are Normal Trust Operating
          respect to selection or elimination           )  Expenses?
          of underlying securities                      )
                                                        )  How Units May Be Redeemed Without Charge
                                                        )  How Bonds May Be Removed From The Trusts
     (b)  Transactions involving elimination            )  *
          of underlying securities                      )
     (c)  Policy regarding substitution or              )  Summary of Portfolios
          elimination of underlying securities          )
                                                        )  Composition of Trusts
                                                        )  How Bonds May Be Removed From The Trusts
     (d)  Fundamental policy not otherwise covered      )  *
53.  Tax status of trust                                )  What Is The Tax Status Of Unitholders?

          VIII. FINANCIAL AND STATISTICAL INFORMATION
54.  Trust's securities during last ten years           )  *
55.                                                     )
56.  Certain information regarding                      )  *
     periodic payment certificate                       )
57.                                                     )
58.                                                     )

---------
* Inapplicable, omitted, answer negative or not required.

                ------------------------------------------------
                   PRELIMINARY PROSPECTUS DATED MAY 19, 1998
                ------------------------------------------------
                           NUVEEN TAX-FREE UNIT TRUST

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                                                            SERIES 1001
                                                       (A UNIT INVESTMENT TRUST)
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The attached final Prospectus for a prior Series is hereby used as a preliminary Prospectus for the above-stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Although the attached Prospectus includes trusts as indicated therein, the specific trusts included in this Series when deposited may differ from such trusts. Information with respect to the actual trusts to be included, pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.
A REGISTRATION STATEMENT RELATING TO THE UNITS OF THIS SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. SUCH UNITS MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE UNITS IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

    (Incorporated herein by reference is the final prospectus from Nuveen Tax Free Unit Trust, Series 1000 (Registration No. 333-52157) as filed on May 19, 1998, which shall be used as a preliminary prospectus for the current series of the Fund.)

                       CONTENTS OF REGISTRATION STATEMENT

    A.  Bonding Arrangements of Depositor:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                                      AMOUNT

    Reliance Insurance Company                                            $26,000,000
    B 262 6895

    B.  THIS REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                  The facing sheet

                                   The Prospectus

                                   The signatures

                                Consents of Counsel

                                      Exhibits

    C.  EXPLANATORY NOTE:

    The Registration Statement will contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

    D.  UNDERTAKINGS:

    1. With the exception of the information included in the state specific appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

    2. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 1001 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on May 19, 1998.

                                          NUVEEN TAX-FREE UNIT TRUST, SERIES
                                          1001
                                                             (Registrant)

                                          By JOHN NUVEEN & CO. INCORPORATED
                                                             (Depositor)

                                          By:  Larry Woods Martin
                                          --------------------------------------
                                                             Vice President

                                          Attest:  Karen L. Healy
                                          --------------------------------------
                                                             Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE*                 DATE
Timothy T. Schwertfeger        Chairman, Board of Directors         )
                               Chief Executive Officer and          )
                               Director                             )
                                                                    )
Anthony T. Dean                President, Chief Operating           )
                               Officer and Director                 )           Larry Woods Martin
                                                                    )           Attorney-In-Fact**
                                                                    )
John P. Amboian                Chief Financial Officer and          )              May 19, 1998
                               Executive Vice President             )
                                                                    )
                                                                    )
Margaret E. Wilson             Vice President and Controller        )
                                                                    )
                                                                    )
                                                                    )


--------------
* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.


** The powers of attorney were filed on Form SE for Messrs. Amboian, Dean and Schwertfeger with the Amendment to the Registration Statement on Form S-6 of Nuveen Tax-Exempt Unit Trust, Series 671 (File No. 33-49175) and for Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trust, Series 12 (File No. 333-49197). The Power of Attorney for Messr. Amboian was filed with the Amendment to the Registration Statement on Form S-6 of Nuveen Tax-Exempt Unit Trust, Series 823 (File No. 33-62325).

                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                              CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement will be filed by amendment.

                           CONSENT OF STANDARD & POOR'S,
                    A DIVISION OF THE MCGRAW-HILL COMPANIES

    The consent of Standard & Poor's, a Division of The McGraw-Hill Companies, to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                      CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                        CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                           CONSENT OF ARTHUR ANDERSEN LLP

    The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed by amendment.